
07027079



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 25, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release dated September 25, 2007

Enclosed is a copy of our News Release dated September 25, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 25, 2007 For Immediate Release

DENTONIA ANNOUNCES NON BROKERED PRIVATE PLACEMENT OF $750,000 WITH MINERALFIELDS

Dentonia Resources Ltd. ("Dentonia") is pleased to announce that a non-brokered private placement has been arranged with MineralFields Group, a division of Pathway Asset Management, of up to 7.5 million flow-through units at a price of $0.10 per unit for gross proceeds of up to $750,000. Each unit will consist of 1 common share and 1 non-flow-through share purchase warrant. Each share purchase warrant will be exercisable for an additional non flow-through common share of the company for a period of 24 months from closing, at a price of $0.15 cents per share.

In the event that the company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.50 cents per share for a period of 20 consecutive trading days, at any time after four months and one day, after the closing date, Dentonia may accelerate the expiry date of the warrants by giving notice to the subscribers, and in such case, the warrant exercise period will expire on the 30th day after the date on which such notice is given by Dentonia. All securities issued under this private placement are subject to a four month hold period.

Limited Market Dealer Inc. will obtain a cash finder's fee of 6 % (no GST payable), and finder's fee options equal to 8 % of the number units subscribed for at the unit price of $0.10.

In addition, there would be additional separately invoiced cash due diligence fees of 2 %, on which GST would be payable.

The flow-through shares would entitle holders to a 100 % CEE deduction, as well as 15 % federal tax credit, and 20 % B.C. tax credit on at least $200,000, with a 5 % Ontario tax credit on any amounts spent in Ontario.

Proceeds of $750,000 from this subscription will be used for the winter drill program of 5,000 meters with a larger drill rig (Long year 38) at the Lennac Lake Porphyry Mo Prospect, Babine Lake Area, British Columbia.

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through

limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com First Canadian Securities ® is active in leading resource financings, both flow-through and hard dollar on competitive, effective, and service-friendly terms, with investors both within, and outside of MineralFields Group".

Dentonia is very pleased to continue its relationship with MineralFields Group. This is an important milestone in the growth of Dentonia and looks forward to working with MineralFields Group, as Dentonia develops its diamond holdings at Lac de Gras and Pellatt Lake both in the Northwest Territories near the Ekati and diamond mines. In the latter case Dentonia and DHK Diamonds Inc. are being carried, and Dentonia's molybdenum prospects in British Columbia, primarily the Lennac Lake prospect, located in north-central British Columbia, north of Burns Lake. Currently, a 10 hole diamond drill program with a portable drill rig is in progress.

DHK Diamonds Inc. is a joint venture partner in the WO Diamond Project, DO27, with Peregrine and Archon. DHK Diamonds Inc. has a 10.77% contributing interest in this project. Dentonia and Kettle River, shareholders of DHK Diamonds Inc. have agreed to make contributions to the cash call of $572,999, due on October 1, 2007, equally, thereby increasing their respective interest in DHK Diamonds Inc. to 42.5% each.

The next pro rata cash call for the WO diamond project, in the amount of $298,291, is due on January 15, 2008. This cash call was made on September 17, 2007, and in accordance with the terms and in compliance with the agreements in effect among the joint venture partners of the WO Diamond Project, provide for a 60-day election period to participate, followed by a 60-day payment period, or in total 120 days from September 17, 2007.

DHK Diamonds Inc. has been advised by Peregrine that in total 18,371 diamonds greater than +1 DTC sieve size (approximately +1.1 millimeter), comprising 1,724.57 carats, with an average stone size of 0.094 carats per stone, including yellow gem-quality diamond, were recovered from approximately 2,520 dry tonnes of kimberlite from all lithologies in the Main and Northeast Lobes of DO27, in the 2007 bulk sample.

These diamonds will be valued at Antwerp over the next few weeks.

All terms of this private placement are subject to the approval of TSX Venture Exchange.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 26, 2007 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: News Release dated September 26, 2007

Enclosed is a copy of our News Release dated September 26, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

September 26, 2007 For Immediate Release

- **Discovery of New Diamondiferous Kimberlite Lithologies at DO-27**
- **Is the DO-27 Larger than Previously Assumed?**
- **Drill Program has Begun at Pellatt Lake, NT, Canada**

Peregrine discovers new diamondiferous kimberlite lithologies at DO-27

Dentonia Resources Ltd. ("Dentonia") has been advised by Peregrine Diamonds Inc. ("Peregrine"), the operator of the DO-27 project that caustic fusion results of drill core from two, newly discovered kimberlite lithologies, at the nine hectare DO-27 kimberlite pipe, WO Diamond Project, NT, Canada, are diamondiferous.

The new lithologies were intersected in two horizons in a vertical, NQ (47 mm diameter), core hole (DO-27-06-32) drilled into the Northeast Lobe of DO-27 to test the extent of various kimberlite lithologies below the main diamond bearing pyroclastic kimberlite (PK) unit of the Northeast Lobe, which grades over 0.78 carat per tonne.

Underlying the PK in the Northeast Lobe is a complex volcaniclastic kimberlite unit and what was interpreted as hypabyssal kimberlite, which was considered to be the base of the Northeast Lobes stratigraphy or vertical sequence of kimberlite facies (see Peregrine's press release dated March 16, 2006). Core hole DO-27-06-32 has encountered these new additional kimberlite lithologies beneath the previously interpreted hypabyssal or minor intrusive unit.

The first new lithology, described as a resedimented volcaniclastic kimberlite and designated RFW (A), was intersected from 204.7 meters to 256.4 meters of depth. The second new lithology, described as a possible magmatic kimberlite breccia and designated RFW (B), was intersected from 302.1 meters to the bottom of the hole at 343.6 meters of depth. This discovery could have positive implications to the overall size of the kimberlite at DO-27 as the area below 204 meters of depth in this location was previously expected to be principally granitic host rock.

Caustic fusion results of these new kimberlite lithologies, shown below, prove that they are diamond bearing:

Unit	**RFW (A)**	**RFW (B)**
Sample Weight	**71.4 kg**	**28.1 kg**
Sieve Size	**# of Stones**	**# of Stones**
+ 1.70 mm	0	0
+ 1.18 mm	0	0

+ 0.85 mm	0	0
+ 0.60 mm	2	1
+ 0.425 mm	2	2
+ 0.30 mm	8	1
+ 0.212 mm	17	4
+ 0.150 mm	18	10
+ 0.106 mm	39	13
+ 0.075 mm	55	37

The recovery of significant numbers of micro-diamonds from such small samples is highly encouraging. A plan to further test these new lithologies is being prepared by Peregrine.

Drill Program Has Begun At Pellatt Lake, NT, Canada,

Dentonia also wishes to announce that core drilling has begun at the Pellatt Lake Project, NT, Canada operated by Peregrine. Peregrine can earn a 75% interest at Pellatt Lake under certain conditions.

The Pellatt Lake property consists of 25 mineral claims and three mineral leases, covering approximately 30,000 hectares, contiguous to the North-eastern boundary of BHP Billiton's Ekati™ Diamond Mine property. There is one diamondiferous kimberlite (PL-01) currently known on the property, with a second kimberlite (PL06-05) discovered by Peregrine during last season's exploration program.

A core-drilling program has begun, initially focusing on 3 high priority targets selected from Falcon (TM) airborne gravity gradiometer and heavy mineral sampling data. At least 600 metres of drilling is planned, with additional drilling to be undertaken if results and weather conditions permit.

At this stage out of the 25 mineral claims, 7 are owned by Dentonia, 3 by DHK, and the 3 twenty-one year (PL-01) leases are registered and owned by DHK. These leases contain the diamondiferous kimberlite.

Dentonia has a 40% equity interest in DHK.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President


END